Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Tenth Meeting of the Seventh Session of the Board of Supervisors of China Life Insurance Company Limited

The tenth meeting (the “Meeting”) of the seventh session of the Board of Supervisors (the “Board of Supervisors”) of China Life Insurance Company Limited (the “Company”) was held on November 4, 2022 in Beijing. The supervisors were notified of the Meeting by way of a written notice dated November 1, 2022. Out of the Company’s five supervisors, four supervisors attended the Meeting in person, including Cao Weiqing, Niu Kailong, Lai Jun and Hu Zhijun, and Wang Xiaoqing, supervisor of the Company, attended the Meeting by way of video conference. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedure for the Board of Supervisors of the Company

The Meeting was presided over by Mr. Lai Jun, supervisor of the Company. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Proposal on the Election of Mr. Cao Weiqing as the Chairman of the Seventh Session of the Board of Supervisors of the Company

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

November 4, 2022